December 18, 2009

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Your letter dated December 17, 2009
LaserCard Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 15, 2009
File No. 0-6377

Dear Ms. Collins:

We have reviewed your letter dated December 17, 2009 and we will provide responses as quickly as possible but in no event later than January 15, 2010.

Thank you for your consideration.

Sincerely,

/s/Steven G. Larson
Steven G. Larson
Vice President, Finance
LaserCard Corporation

LaserCard Corporation
1875 North Shoreline Boulevard, Mountain View, CA 94043.  Tel (650) 969-4428.  Fax (650) 969-6121.  www.lasercard.com